3/6/03

03002228

S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED MAR - 3 2003 SEC MAIL PROCESSING SECTION 181

UF3-5-03

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-52501

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only
FIRM ID. NO.

UFS Securities, L.L.C.

PROCESSED
MAR 2 0 2003
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

6801 S. 27th Street
(No. and Street)

Lincoln (City) Nebraska (State) 68512 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Melcher (402) 483-8194
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

(ADDRESS) Number and Street	City	State	Zip Code
233 South 13th Street, Suite 1600	Lincoln	Nebraska	68508

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 1 9 2003

MAR 1 9 2003

OATH OR AFFIRMATION

I, Chad B. Melcher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UFS Securities, L.L.C. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

Name FINOP
Title Managing Director

Carissa M Reinsch
Notary Public

GENERAL NOTARY-State of Nebraska
CARISSA M. REINSCH
My Comm. Exp. May 15, 2004

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors N/A – Company has no such liabilities.
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 N/A
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 N/A
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act N/A
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation N/A – These are not consolidated financial statements.
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report N/A
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit N/A
X	(o)	Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041

Two Central Park Plaza
Suite 1501
Omaha, NE 68102

Independent Auditors' Report

The Members of
UFS Securities, L.L.C. and Subsidiary:

We have audited the accompanying consolidated statements of financial condition of UFS Securities, L.L.C. and Subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UFS Securities, L.L.C. and Subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 31, 2003

UFS SECURITIES, L.L.C. AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2002 and 2001

Assets		**2002**	**2001**
Cash and cash equivalents	$	588,784	450,113
Receivables from broker – dealers and clearing organizations		114,432	116,727
Prepaid expenses and other receivables		372,122	105,156
Furniture and equipment, at cost, less accumulated depreciation of $7,542 in 2002 and $3,907 in 2001		11,397	11,441
	$	1,086,735	683,437
Liabilities and Members' Equity			
Liabilities:			
Accounts payable	$	195,487	77,607
Income taxes payable		35,000	—
Total liabilities		230,487	77,607
Members' equity:			
Contributed capital		550,000	550,000
Retained earnings		306,248	55,830
Total members' equity		856,248	605,830
Commitments			
	$	1,086,735	683,437

See accompanying notes to consolidated financial statements.

UFS SECURITIES, L.L.C. AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 2002 and 2001

		2002	2001
Revenues:			
Commissions, net of commissions paid of $1,071,087 in 2002 and $487,946 in 2001	$	142,577	151,236
Investment advisory fees		262,476	86,066
Underwriting fees		2,538,916	715,852
Placement fee income		167,464	—
Interest income		5,674	17,069
Gain (loss) on firm securities trading accounts		(27)	1,078
Other revenue		152,114	15,788
Total revenues		3,269,194	987,089
Expenses:			
Employee compensation and benefits		205,518	128,539
Consulting fees		225,118	76,165
General and administration		1,287,688	83,555
Licenses and registration		4,355	28,510
Communications and data processing		6,509	2,853
Occupancy		14,458	13,543
Professional services		40,130	64,001
Total expenses		1,783,776	397,166
Income before income tax expense		1,485,418	589,923
Income tax expense		35,000	—
Net income	$	1,450,418	589,923

See accompanying notes to consolidated financial statements.

UFS SECURITIES, L.L.C. AND SUBSIDIARY

Consolidated Statements of Members' Equity

Years ended December 31, 2002 and 2001

		Contributed capital	Retained earnings (accumulated deficit)	Members' equity
Balance at December 31, 2000	$	500,000	(134,093)	365,907
Capital contribution		50,000	—	50,000
Net income		—	589,923	589,923
Dividends paid		—	(400,000)	(400,000)
Balance at December 31, 2001		550,000	55,830	605,830
Net income		—	1,450,418	1,450,418
Dividends paid		—	(1,200,000)	(1,200,000)
Balance at December 31, 2002	$	550,000	306,248	856,248

See accompanying notes to consolidated financial statements.

UFS SECURITIES, L.L.C. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net income	$	1,450,418	589,923
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		3,635	2,743
(Increase) decrease in operating assets:			
Accrued interest receivable		—	1,685
Receivables from broker-dealers		2,295	(14,357)
Prepaid expenses and other receivables		(266,966)	(101,131)
Increase in operating liabilities:			
Accounts payable		117,880	77,444
Income taxes payable		35,000	—
Net cash provided by operating activities		1,342,262	556,307
Cash flows from investing activities, purchase of furniture and equipment		(3,591)	(3,663)
Cash provided by financing activities:			
Capital contributions		—	50,000
Dividends		(1,200,000)	(400,000)
Net cash used in financing activities		(1,200,000)	(350,000)
Net increase in cash and cash equivalents		138,671	202,644
Cash and cash equivalents at beginning of year		450,113	247,469
Cash and cash equivalents at end of year	$	588,784	450,113

See accompanying notes to consolidated financial statements.

UFS SECURITIES, L.L.C. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(1) Organization and Nature of Business

UFS Securities, L.L.C. and Subsidiary (the Company) is a broker-dealer registered under the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers (NASD). Until September 30, 2002, the Company was equally owned by Farmers & Merchants Investment, Inc. (F&M) and Union Financial Services, Inc. On September 30, 2002, Packer's Service Group, Inc. an affiliated company, acquired all of the stock held by F&M. The registration is necessary for the Company to conduct its investment brokerage activities. The Company holds no customer accounts.

On October 1, 2002, the Company acquired 100% of the common stock of Shockley Financial Corporation (SFC). This acquisition was accounted for by the purchase method of accounting and the results of operation of SFC since October 1, 2002 are included in the consolidated statements of income.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Marketable securities are valued at quoted market value and securities not readily marketable are valued at fair value as determined by the board of directors. The resulting difference between cost and market value is included in income. Realized gains and losses are determined using the specific-identification method.

(b) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(c) Investment Advisory Fees

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

(d) Underwriting Fees

Underwriting fees arise from security offerings in which the Company acts as an underwriter or agent. Underwriting fees are recognized at the time the underwriting is completed and the income is reasonably determinable.

(e) Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of the assets.

(f) Income Taxes

In accordance with the limited liability corporation filing status, all income of UFS Securities, L.L.C. is taxable at the member's level. SFC is a C corporation and is subject to tax liability at the corporate level. The actual income tax expense differs from the "expected" income tax expense (computed by applying the statutory 35% Federal tax rate to income before income tax expense) as a result of the lower taxable income exempted from that rate and state income taxes.

(g) Statements of Cash Flows

For purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments purchased with a maturity of three months or less.

(3) Related Party Transactions

Substantially all income is derived from transactions with parties related through common ownership. During 2002 and 2001, the Company reimbursed related parties approximately $170,000 and $39,000, respectively, for payroll costs. Rent expense paid to related parties totaled approximately $12,000 in both 2002 and 2001. Miscellaneous fees and commissions paid to related parties approximated $46,000 and $8,000 in 2002 and 2001, respectively.

(4) Regulatory Matters

Focus Report

The Company's members' equity as reported in the financial statements is equal to that reported in the schedule accompanying the financial statements and the Form X-17A-5 Parts II and IIA.

The Company's cash and cash equivalents as reported in the financial statements include $350,639, which is invested in money market funds. These are reported as other securities on the Company's Focus Report.

Net Capital Requirement

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-1). Because the Company holds no customer accounts, rule 15c3-1 requires the Company to maintain minimum net capital of $250,000. At December 31, 2002, the Company had net capital, as defined and as adjusted, of $467,622.

233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041

Two Central Park Plaza
Suite 1501
Omaha, NE 68102

Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
UFS Securities, L.L.C. and Subsidiary:

In planning and performing our audit of the consolidated financial statements of UFS Securities, L.L.C. and Subsidiary (the Company) for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures, including procedures for safeguarding securities.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities' accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in: (1) making the quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, and the Securities and Exchange Commission, and should not be used for another purpose.

KPMG LLP

January 31, 2003

Schedule

UFS SECURITIES, L.L.C. AND SUBSIDIARY

Computation of Net Capital

December 31, 2002

Total members' equity (from consolidated statement of financial condition)	$	856,248
Deduct members' equity not allowable for net capital		—
Total members' equity qualified for net capital		856,248
Deduct nonallowable assets:		
Prepaid expenses and other receivables		372,122
Furniture and equipment, net		11,397
		383,519
Net capital before haircuts on securities positions		472,729
Haircuts on securities (computed pursuant to rule 15c3-1)		5,107
Net capital	$	467,622
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	15,373
Minimum dollar net capital requirement of reporting broker or dealer		250,000
Net capital requirement		250,000
Excess net capital		217,622
Excess net capital at 1000%		444,573
Computation of Aggregate Indebtedness		
Total liabilities to be included in computation of aggregate indebtedness	$	230,487
Deduct adjustments based on deposits in Special Reserve Bank accounts (Rule 15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	230,487
Ratio of aggregate indebtedness to net capital		49%

UFS Securities, L.L.C. and Subsidiary claims exemption under rule 15c3-3(k)(1).

See accompanying independent auditors' report on internal accounting control required by Securities and Exchange Commission rule 17a-5.